1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

July 31, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey and Mr. John Kernan

Re:	UBS Series Funds (“Registrant”)

Response to comments on the Information Statement/Prospectus (the “Information Statement/Prospectus”) and statement of additional information (“SAI”) filed on Form N-14 on July 5, 2024 (Securities Act File No. 333-280697)

Dear Ms. Dubey and Mr. Kernan:

This letter responds to comments on the Information Statement/Prospectus and SAI with respect to the proposed reorganizations as shown below that the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) provided in a telephonic discussion with Anu Dubey and Stephen T. Cohen and Katherine E. Pino of Dechert LLP on July 17, 2024, and John Kernan and Stephen T. Cohen and Katherine E. Pino of Dechert LLP on July 18, 2024.

Acquired Funds (each, an “Acquired Fund”)	Acquiring Funds (each, an “Acquiring Fund”)
UBS Select Prime Institutional Fund	UBS Prime Reserves Fund
UBS Select Prime Preferred Fund	UBS Prime Preferred Fund

On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Information Statement/Prospectus and SAI, except as defined herein.

Comments provided on July 17, 2024

1.

Comment: With respect to the following question and answer under the “Questions and Answers Relating to the Reorganizations” section of the Information Statement/Prospectus: “Why were the Reorganizations approved by the Board of Trustees of the Acquired Funds?”, please also disclose how the Acquiring Fund calculates its NAV.

Response: The disclosure has been revised accordingly.

2.

Comment: With respect to the following question and answer under the “Questions and Answers Relating to the Reorganizations” section of the Information Statement/Prospectus: “What are the potential benefits from the Reorganizations?”, please provide the estimated percentage amount of each Acquired Fund that will be redeemed due to the Conversion.

Response: The disclosure has been revised accordingly.

3.

Comment: With respect to the same question and answer as above, if the Conversion is expected to result in significant sales of the Acquired Funds’ holdings to meet redemptions, please disclose the estimate of brokerage costs to be incurred (in dollars and as a percent of Acquired Fund assets) and any tax impact of such sales including an estimate of any capital gains distributions that could be triggered by the sales.

Response: The disclosure has been revised accordingly.

4.

Comment: With respect to the boilerplate statement at the end of the question and answer section, the Staff notes that this statement is also included at the start of the front page of the prospectus. Please consider if this statement needs to be included twice and, if not, please delete one instance in accordance with Item 1(b)(6) of Form N-14.

Response: The disclosure has been revised accordingly.

5.

Comment: Please confirm that the Acquired Funds have provided at least 60 days’ notice to investors who will be redeemed out of Acquired Funds because they are not natural persons in accordance with the 2014 Money Market Fund Adopting Release at pp. 231-232.

Response: The Registrant confirms that the Acquired Funds each filed a supplement on June 10, 2024, pursuant to Rule 497, to notify investors who will be redeemed out of the Acquired Funds because they are not natural persons and provided that supplement to shareholders more than 60 days in advance of redeeming those shareholders, which is expected to occur on August

16, 2024. See UBS Select Prime Institutional Fund Supplement and UBS Select Prime Preferred Fund Supplement.

6.

Comment: If the Board considered that the Acquired Funds’ shareholders that are not natural persons would have to be redeemed before the Reorganizations, please disclose this. If this was not considered by the Board, please disclose why not.

Response: The disclosure has been revised to reflect that the Board considered that the Acquired Funds’ shareholders that are not natural persons would have to redeemed before the Reorganizations.

7.

Comment: With respect to the “Principal Risks” in the “Comparison of the Funds” section, please disclose in the opening paragraph how the risks of the Acquired Fund and Acquiring Fund are different, because the risks summarized below appear identical.

Response: The disclosure has been revised accordingly.

8.

Comment: Please disclose if UBS AM can recoup waived expenses and, if so, briefly describe the terms. If there is any ability of UBS AM to recoup waived expenses from the Acquired Funds, also disclose that such ability expires at the time of the reorganization so that the adviser cannot recoup those expenses from the Acquiring Funds.

Response: The Registrant respectfully submits that amounts waived and/or reimbursed pursuant to the fee waiver agreement are not subject to recoupment by UBS AM. Accordingly, no change is being made to incorporate the possible recoupment by UBS AM.

9.	Comment: With respect to the signature page, please identify the Chief Financial Officer.

Response: The signature page has been revised accordingly.

Comments provided on July 18, 2024

1.	Comment: In the capitalization tables, please confirm the accuracy of the pro forma adjustment entry to shares outstanding. Should it be based on a conversion factor of 0.9999/1?

Response: The Registrant confirms that the pro forma adjustment entries to shares outstanding are correct for each capitalization table.

2.

Comment: Please disclose the pro forma adjustment impact of the change in the valuing the Acquired Funds’ proportionate interests from market-based pricing to amortized cost. In addition, please include the disclosure that the difference in valuation methodology is reflected in the value of shares of the Acquired Funds’ shareholders who become Acquiring Funds’ shareholders as a result of the Reorganizations.

Response: The Registrant respectfully submits that each Acquired Fund and Acquiring Fund is a series of UBS Series Funds and feeder fund that invests in a master fund. Therefore, the Acquired Funds and Acquiring Funds do not have portfolio holdings, except their interests in their respective master funds. The Registrant notes that the difference in valuation methodology is reflected at the master fund level and, as a result, the Registrant believes that no additional disclosure is needed.

3.

Comment: In correspondence, in light of the significant overlap of the portfolio holdings of the Acquiring and Acquired Funds, please explain the rationale for not calculating the NAVs of the Acquired Funds using amortized costs on the date of the Reorganizations to align with the methodology used by the Acquiring Funds.

Response: Prime Master Fund, each Acquired Fund’s master fund, valued its securities using market-based values on June 30, 2024, the date used for the Capitalization table and will continue to use market-based pricing through the date of the Reorganization for operational reasons. For these reasons, the NAVs of the Acquired Funds will not use amortized cost on the date of the Reorganizations.

*   *   *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Secretary of UBS Series Funds

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